UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1932.
(Amendment No.  3)*

Can-Fite Biopharma Ltd.
(Name of Issuer)

Sponsored ADR
(Title of Class of Securities)

13471N102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 13471N102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Taylor Asset Management Inc.
2.	Check the Appropriate Box If A Member of A Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization		Province of Ontario, Canada
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	796,500
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	796,500
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned By Each Reporting Person		796,500
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares		☐
11.	Percent of Class Represented By Amount In Row (9)		4.87%
12.	Type of Reporting Person		IA

Page 2 of 6 pages

Item 1(a).	Name of Issuer:

Can-Fite Biopharma Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Bareket Street Kiryat Matalon, P.O. Box 7537 Petach-Tikva 4951778, Israel

Item 2(a).	Name of Persons Filing:

Taylor Asset Management Inc.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

333 Bay Street Suite 1230 Toronto, ON M5H 2R2 Canada

Item 2(c).	Citizenship:

Canadian

Item 2(d).	Title of Class of Securities:

Sponsored ADR

Item 2(e).	CUSIP Number:

13471N102

Page 3 of 6 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		796500
(b)	Percent of class:		4.87%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	796500
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	796500
	(iv)	Shared power to dispose or to direct the disposition of:	0

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

n/a

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Caroline Levitt
Signature

Caroline Levitt, Chief Financial Officer and Chief Operating Officer
Name/Title

Page 6 of 6 pages